--------------------------------------------------------------------------------
SEC 1746 (2-98)     Potential  persons who are to respond to the  collection  of information  contained  in this  form  are not  required  to respond  unless  the form  displays  a  currently  valid OMB control number.
--------------------------------------------------------------------------------

                                                    ----------------------------
                                                    OMB APPROVAL
                                                    ----------------------------
                                                    OMB Number: 3235-0145
                                                    ----------------------------
                                                    Expires: October 31, 2002
                                                    ----------------------------
                                                    Estimated average burden
                                                    hours per response. . . 14.9
                                                    ----------------------------



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*

                          WHITE ROCK ENTERPRISES, LTD.
                                (Name of Issuer)

                     $.001 Par Value Per Share Common Stock
                         (Title of Class of Securities)

                                   964514 10 3
                                 (CUSIP Number)

 Dean R. Grewell, III, 10641 Justin Drive, Urbandale, Iowa 50322 (515) 331-0560
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


              May 6, 2000 (for Merger effective February 28, 2000)
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. - 964514 10 3

--------------------------------------------------------------------------------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Dean R. Grewell, III

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)

--------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) - Merger Consideration (PF) (00) Exchange of Stock. In addition, Reporting Person also was issued, pursuant to the Merger (which was effective February 28, 2000) on May 6, 2000, 10,000 shares of non-voting convertible preferred stock which will automatically convert to 10,000,000 shares of Common Stock on February 28, 2002. (Merger with ISES Corporation)

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization - United States (Iowa)

--------------------------------------------------------------------------------

Number of
Shares            7. Sole Voting Power - 10,000,000 In addition, Reporting
Beneficially      Person also was issued, pursuant to the Merger (which was
Owned by          effective February 28, 2000) on May 6, 2000, 10,000 shares
Each              of non-voting convertible preferred stock which will
Reporting         automatically convert to 10,000,000 shares of Common Stock
Person With       on February 28, 2002.

                  --------------------------------------------------------------

                  8. Shared Voting Power - 0

                  --------------------------------------------------------------

                  9. Sole Dispositive Power - 10,000,000 In addition, Reporting Person also was issued, pursuant to the Merger (which was effective February 28, 2000) on May 6, 2000, 10,000 shares of non-voting convertible preferred stock which will automatically convert to 10,000,000 shares of Common Stock on February 28, 2002.

                  --------------------------------------------------------------

                  10.  Shared Dispositive Power

--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person - 10,000,000

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11) - 56.00% 71.22% Fully diluted, based on conversion of convertible preferred stock and exercise of outstanding options for common stock

--------------------------------------------------------------------------------

14.Type of Reporting Person (See Instructions) - IN



                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 14, 2000
Date

/s/ Dean Grewell
----------------
Signature


Dean R. Grewell, III, President, White Rock Enterprises, Ltd.

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)